SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                (Amendment No. 1)
                  Under the Securities and Exchange Act of 1934

                               NexGen Vision, Inc.
                                (Name of Issuer)

                Class A Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                   65336D 10 9
                                 (CUSIP Number)

                                 Stephen DeGroat
                      Jesup & Lamont Securities Corporation
                                650 Fifth Avenue
                               New York, NY 10019
                                 (212) 307-2860
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2004
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 65336D 10 9                 13D                            Page 2 of 5

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jesup & Lamont Securities Corporation ("Jesup & Lamont")
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |X|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO -- Of the total purchase price of $52,000, $42,000 was paid by canceling a loan in the amount of $42,000 previously owed by the seller to Jesup & Lamont.
     WC -- $10,000 was paid from Jesup & Lamont's internal funds
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) OR 2(e) |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
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               7    SOLE VOTING POWER

                    1,823,360
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,972,383
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,173,360
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,472,383
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,795,743
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                    |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     BD, CO
--------------------------------------------------------------------------------

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CUSIP No. 65336D 10 9                 13D                            Page 3 of 5

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JL Acquisitions Co., LLC ("JL Acquisitions")
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC - The total purchase price of $400,000 was paid from the internal funds of JL Acquisitions.
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,972,383
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,472,383
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,972,383
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                    |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
This Statement on Schedule 13D/A amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 13, 2004, by Jesup & Lamont and JL Acquisitions. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
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CUSIP No. 65336D 10 9                 13D                            Page 4 of 5

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER IS HEREBY AMENDED AS FOLLOWS:

(a) Jesup & Lamont's interest consists of (i) 531,993 shares of Class A Common Stock and 4,580,000 shares of Class B Common Stock beneficially owned by Jesup & Lamont; (ii) an option to purchase .9 unit consisting of 22,500 shares of Class A Common Stock and 11,250 Class A Warrants; and (iii) 650,000 shares of Class B Common Stock as to which Jesup & Lamont acquired the voting rights pursuant to a voting trust agreement. The total number of shares of Class A Common Stock and Class B Common Stock beneficially owned by Jesup & Lamont represent 47.1% of the total number of shares of Class A Common Stock outstanding assuming conversion of such Class B shares. The beneficial ownership of the shares acquired by JL Acquisitions is attributed to Jesup & Lamont.

JL Acquisitions' interest consists of 67,383 shares of Class A Common Stock and 3,905,000 shares of Class B Common Stock. The total number of shares of Class A Common Stock and Class B Common Stock beneficially owned by JL Acquisitions represent 36.3% of the total number of shares of Class A Common Stock outstanding assuming conversion of such Class B Common Stock.

Except as set forth in this Item 5, none of the entities or any individuals identified in Item 2 above beneficially owns any shares of Class A Common Stock for purposes of Section 13(d) of the Exchange Act.

(b) Jesup & Lamont has the sole power to vote 498,360 shares of Class A Common Stock and 1,325,000 shares of Class B Common Stock. Jesup & Lamont has the sole power to dispose of 498,360 shares of Class A Common Stock and 675,000 shares of Class B Common Stock.

Jesup & Lamont and JL Acquisitions have shared power to vote for and dispose of 67,383 shares of Class A Common Stock. Jesup & Lamont and JL Acquisitions have shared power to vote for 3,905,000 shares of Class B Common Stock and to dispose of 3,405,000 shares of Class B Common Stock. JL Acquisitions does not have any sole power to vote for and dispose of any Class A Common Stock or Class B Common Stock of NexGen.

Except as set forth in this Item 5, none of the entities or any individuals identified in Item 2 above has any sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition of any shares of Class A Common Stock.

(c) On June 28, 2004, JL Acquisitions sold 500,000 shares of Class B Common Stock to Lisa Jay Schwab for a total price of $56,500 pursuant to a Stock Purchase and Voting Trust Agreement (the "Agreement").

Except for the sale of shares by JL Acquisitions, no transactions in the shares of Class A Common Stock were effected by Jesup & Lamont or JL Acquisitions.

(d) Included in the total number of shares beneficially owned by JL Acquisitions are 500,000 shares of Class B Common Stock sold to Ms. Lisa Schwab by JL Acquisitions as to which JL Acquisitions was granted the voting rights pursuant to the Agreement. Ms. Lisa Schwab owns those shares and has the rights to dispose of and receive dividends in respect of such shares.

(e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Pursuant to the Agreement, JL Acquisitions was granted voting rights to 500,000 shares of Class B Common Stock.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(i) Share Purchase and Voting Trust Agreement by and between JL Acquisitions and Lisa Jay Schwab, dated June 28, 2004.
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CUSIP No. 65336D 10 9                 13D                            Page 5 of 5

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 23, 2004.

                                Jesup & Lamont Securities Corporation

                                By: /s/ William Moreno
                                    --------------------------------------------
                                    William Moreno
                                    Chief Executive Officer


                                JL Acquisitions Co., LLC

                                By Sole Manager:
                                Jesup & Lamont Securities Corporation

                                By: /s/ William Moreno
                                    --------------------------------------------
                                    William Moreno
                                    Chief Executive Officer